FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

June 3, 2009

3.

Press Release

The press release was released on June 3, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer has entered into a binding property transfer agreement to sell its four (4) Peruvian property concessions and its 51% interest in the Mogote property to Golden Arrow Resources Corporation.  This transaction is subject to regulatory approval.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) announces that it has entered into a binding property transfer agreement to sell its four (4) Peruvian property concessions and its 51% interest in the Mogote property (collectively, the “Properties”) to Golden Arrow Resources Corporation (“Golden Arrow”).  The Properties have been written down by the Company to a nominal amount.  This transaction is subject to regulatory approval.

According to the terms of the agreement, Golden Arrow will purchase from the Company the Properties for a consideration of US$150,000 and a 1% net smelter returns royalty reserved to the Company (one half of which may be purchased by Golden Arrow for US$1 million).

The prevailing current economic conditions have inflicted a severe blow to the viability of the Company’s operations in Peru. The substantial accumulated corporate debts resulted in an operation that could not be sustained. Furthermore, the ongoing maintenance requirements for the concessions in Peru required significant financial payments of $107,000 before the end of June 2009. Due to the current weak financial position of the Company, it would have been unable to make these property payments, and the concessions would have lapsed.  Management had to make the difficult decision of ceasing operations in that country and liquidating its assets. Golden Arrow will assume all of the ongoing property maintenance requirements of the Properties.

This transaction is part of a wider re-organisation plan to settle all of the Company’s outstanding debts, exceeding $400,000.  The Board continues to aggressively pursue a comprehensive debt reduction plan.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Nikolaos Cacos,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

June 3, 2009.